ATLANTIC INTERNATIONAL CORP.

270 Sylvan Avenue, Suite 2230

Englewood Cliffs, New Jersey 07632

July 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3628

Re:	Atlantic International Corp. Registration Statement on Form S-4

File No. 333-284049

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”) Atlantic International Corp (the “Company”) hereby applies for withdrawal if its Registration Statement on Form S-4 last filed by the Securities and Exchange Commission (the “SEC”) on January 24, 2025 (File No. 333-284049) (the “Registration Statement”). The Company is withdrawing the Registration and none of the 2,108,188 shares of Common Stock registered under the Registration Statement have been sold in connection with this offering. The transaction was terminated. This letter confirms that, pursuant to Rule 477 under the Securities Act, the Registration Statement is hereby withdrawn.

Please contact the undersigned at (201) 739-7955 if you have any questions regarding this matter.

Sincerely,

/s/ Jeffrey Jagid
Jeffrey Jagid
Chief Executive Officer

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